UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

MI DEVELOPMENTS INC.
(Name of Issuer)

Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)

55304X104
(CUSIP Number)

April 4, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55304X104

1	Names of Reporting Persons. Greenlight Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,145,056 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,145,056 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,145,056 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.5%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 55304X104

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,556,447 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,556,447 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,556,447 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.5%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP No. 55304X104

1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 193,502 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 193,502 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 193,502 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.4%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 55304X104

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 495,635 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 495,635 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 495,635 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.1%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 55304X104

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 295,260 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 295,260 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 295,260 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.6%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 55304X104

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 790,895 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 790,895 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 790,895 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.7%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 55304X104

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,365,062 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,365,062 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,365,062 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 7.3%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP No. 55304X104

SCHEDULE 13G

This Amendment No. 1 (the “Amendment”) to the Schedule 13G is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on February 2, 2011.  This Amendment is being filed on behalf of Greenlight Capital, LLC, a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc."), DME Management GP, LLC, a Delaware limited liability company ("DME Management GP"), DME Advisors, LP, a Delaware limited partnership ("DME Advisors"), DME Capital Management, LP, a Delaware limited partnership ("DME CM"), DME Advisors GP, LLC, a Delaware limited liability company ("DME GP" and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, "Greenlight"), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the "Reporting Persons").

This Amendment relates to Class A Subordinate Voting Shares, no par value (the "Class A Shares"), of MI Developments Inc., an Ontario corporation (the "Issuer"), held by Greenlight for the accounts of (i) Greenlight Capital, L.P. ("Greenlight Fund") of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified") of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners ("Greenlight Offshore") for which Greenlight Inc. acts as investment manager, (iv) a managed account (the "Managed Account") for which DME Advisors acts as investment manager, (v) Greenlight Capital (Gold), LP ("Greenlight Gold") of which DME Management GP is the general partner and for which DME CM acts as investment manager, (vi) Greenlight Capital Offshore Master (Gold), Ltd. ("Greenlight Gold Offshore") for which DME CM acts as investment manager, and (vii) Greenlight Masters Partners ("Greenlight Masters") for which Mr. Einhorn has indirect investment and/or voting power through its general partners and/or investment manager.  DME GP is the general partner of DME Advisors and of DME CM.

This Amendment is being filed to amend and restate Item 4 as follows:

CUSIP No. 55304X104

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 1,145,056 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 2,556,447 shares of Common Stock held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	DME Management GP may be deemed the beneficial owner of 193,502 shares of Common Stock held for the account of Greenlight Gold.

iv)	DME Advisors may be deemed the beneficial owner of 495,635 shares of Common Stock held for the Managed Account.

v)	DME CM may be deemed the beneficial owner of 295,260 shares of Common Stock held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

vi)	DME GP may be deemed the beneficial owner of 790,895 shares of Common Stock held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the Managed Account.

vii)
Mr. Einhorn may be deemed the beneficial owner of 3,365,062 shares of Common Stock. This number consists of: (A) an aggregate of 1,145,056 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 1,411,391 shares of Common Stock held for the account of Greenlight Offshore, (C) 193,502 shares of Common Stock held for the account of Greenlight Gold, (D) 101,758 shares of Common Stock held for the account of Greenlight Gold Offshore, (E) 495,635 shares of Common Stock held for the Managed Account, and (F) 17,720 shares of Common Stock held for the account of Greenlight Masters.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore, the Managed Account or Greenlight Masters.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of the Common Stock, if applicable.

CUSIP No. 55304X104

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of Class A Shares beneficially owned by each of the Reporting Persons by 46,160,564, the number of Class A Shares outstanding as of December 31, 2010, as reported in the Issuer’s 2010 Fourth Quarter and Year End Results, which is included as an exhibit to Form 6-K filed by the Issuer with the Securities and Exchange Commission on March 11, 2011.

Item 4(c)                 Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

CUSIP No. 55304X104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              April 11, 2011
GREENLIGHT CAPITAL, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on February 2, 2011 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.